UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Eargo, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-39616
(State or other jurisdiction of incorporation)	(Commission file number)

2665 North First Street, Suite 300 San Jose, California	95134
(Address of principal executive offices)	(Zip code)

Christy La Pierre

Chief Legal Officer

(650) 351-7700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, Eargo, Inc. (the “Company”) hereby files this Specialized Disclosure Report on Form SD and the Conflict Minerals Report for the calendar year ended December 31, 2022 attached hereto as Exhibit 1.01. The Conflict Minerals Report is also available on the Company’s website at: https://ir.eargo.com/static-files/bdf27f63-3383-4f6a-8fab-61816e9f36ed.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is attached as Exhibit 1.01 to this Specialized Disclosure Report on Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Eargo, Inc.

By:	/s/ Adam Laponis	Date: May 30, 2023
Adam Laponis
Chief Financial Officer